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                                                                      EXHIBIT 23

                        CONSENT OF INDEPENDENT AUDITORS

The Investment Plan Committee
Amdel Inc. Employee Investment Plan:

     We consent to incorporation by reference in the Registration Statement (No. 2-49321) on Form S-8 of FINA, Inc. of our report dated March 14, 1997, relating to the statements of net assets available for plan benefits of the Amdel Inc. Employee Investment Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedules, which report appears in the December 31, 1996 annual report on Form 11-K of the Amdel Inc. Employee Investment Plan.

     Our report refers to a change to the liquidation basis of valuing investments.

                                            KPMG Peat Marwick LLP

Dallas, Texas
April 14, 1997